Filed Pursuant to Rule 424(b)(1)
Registration No. 333-144925

Prospectus

ATS MEDICAL, INC.
11,760,000 Shares of Common Stock

     This prospectus relates to 11,760,000 shares of common stock, $.01 par value, of ATS Medical, Inc., of which 1,960,000 shares of common stock may be issuable upon exercise of warrants issued to the selling shareholder named in this prospectus. The shares will be sold from time to time by the selling shareholder named in this prospectus. The selling shareholder may sell or otherwise dispose of the shares from time to time through public or private transactions or through other means described in the section entitled “Plan of Distribution,” beginning on page 18. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying market prices determined at the time of sale or at negotiated prices. In addition, this prospectus covers the issuance of any shares of common stock to a subsequent holder of a warrant upon exercise of that warrant. Each warrant represents the right to purchase one share of our common stock.
     We will receive no part of the proceeds from sales made under this prospectus. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling shareholder will be borne by the selling shareholder.
     Our common stock is traded on the Nasdaq Global Market under the symbol “ATSI.” On October 3, 2007, the last sale price of our common stock as reported on the Nasdaq Global Market was $1.78 per share.

     Investment in our common stock involves a high degree of risk. Before investing in our common stock, we recommend that you carefully read this entire prospectus, including the “Risk Factors” section beginning on page 6, our annual report on Form 10-K for the year ended December 31, 2006 and the other documents we file with the Securities and Exchange Commission from time to time.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.

ATS MEDICAL, INC.
3905 Annapolis Lane, Suite 105
Minneapolis, Minnesota 55447
(763) 553-7736
The date of this prospectus is October 11, 2007.

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ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”). The prospectus relates to 11,760,000 shares of our common stock which the selling shareholder named in this prospectus may sell from time to time. We will not receive any of the proceeds from these sales. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants. We have agreed to pay the expenses incurred in registering these shares, including legal and accounting fees.
     These shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. The selling shareholder should not make an offer of these shares in any state where the offer is not permitted. Brokers or dealers should confirm the existence of an exemption from registration or effect a registration in connection with any offer and sale of these shares.
     You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS
     This prospectus (including the documents incorporated by reference) contains forward-looking statements regarding our plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those reflected in the forward-looking statements. Forward-looking statements in the prospectus are typically identified by words such as “believes,” “anticipates,” “expects,” “intends,” “will” and “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We will not necessarily update the information in this prospectus if and when any forward-looking statement later turns out to be inaccurate. Some of the important risks and uncertainties that may affect our future results and performance are described in “Risk Factors,” below. Additional information about factors that could affect our future results and events is included in our reports and filed with the SEC and incorporated by reference in this prospectus.

PROSPECTUS SUMMARY
     This summary highlights information contained elsewhere in this prospectus or incorporated by reference. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under “Risk Factors,” and the documents incorporated by reference. As used in this prospectus, the words “our company,” “we,” “us,” “our” or “ATS” refer only to ATS Medical, Inc., unless the context requires otherwise, and do not include any subsidiary.
Business of ATS Medical, Inc.
     ATS Medical, Inc. is a Minnesota corporation founded in June 1987. We develop, manufacture, and market medical devices primarily for use by cardiovascular or cardiothoracic surgeons during cardiac surgery. Our core mission is to create a company with a diversified product portfolio focused exclusively on the cardiac surgeon. Our objectives are to establish ATS mechanical and tissue heart valves as the standard of care for patients requiring heart valve replacement and to selectively add new products, primarily through acquisitions and strategic product development or distribution agreements.
     Acquisition of Certain Assets of CryoCath Technologies
     On June 19, 2007, we entered into an asset purchase agreement with CryoCath Technologies, Inc. (“CryoCath”) pursuant to which we acquired the surgical cryoablation business of CryoCath. The assets being acquired include the SurgiFrost®, FrostByte™, and SurgiFrost XL family of products for which we currently serve as CryoCath’s exclusive agent in the United States and distributor in certain international markets. On June 28, 2007, we completed the acquisition of the CryoCath assets.
     Under the CryoCath asset purchase agreement, we agreed to pay CryoCath $22.0 million upon closing of the transaction, plus $2.0 million upon the achievement of certain manufacturing transition milestones, $2.0 million two years after closing and up to $4.0 million in contingent payments based on future sales of SurgiFrost XL, an FDA cleared and CE Marked product planned for commercial release in the second half of 2007. SurgiFrost XL was developed to enable a minimally-invasive beating heart solution for the treatment of cardiac arrhythmias, including atrial fibrillation without concomitant cardiac surgery.
     In connection with the closing, we entered into a license agreement with CryoCath, which provides us with an exclusive, perpetual, worldwide license to use CryoCath’s intellectual property related to the cryoablation surgical business. The license granted to us pursuant to the license agreement will enable us to use such intellectual property to develop, make, use, promote, distribute and sell argon-based cryoablation devices and other similar devices in any territory by any means to cardiac, thoracic or cardiothoracic surgeons and to use such products in connection with cardiac cryoablation surgery.
     We also entered into a manufacturing agreement with CryoCath, pursuant to which CryoCath has agreed to manufacture, assemble and supply products relating to the cryoablation surgical business to the Company until the Company has obtained regulatory approvals to sell products manufactured within its own manufacturing facility. Such products shall be provided upon receipt of a purchase order from the Company and in such quantities and in accordance with the terms specified in the purchase order and the manufacturing agreement.
     In connection with the closing, we also entered into a termination agreement with CryoCath, which terminated our existing distribution agreement and agent agreement with CryoCath.
     Acquisition of 3F Therapeutics
     On September 29, 2006, we acquired 3F Therapeutics, Inc. (“3F”), an early stage medical device company with a portfolio of tissue heart valves. 3F’s tissue technologies are at the forefront of the emerging field of minimally invasive beating heart tissue valve replacement. The acquisition of 3F is viewed as a major step in executing our longstanding vision of obtaining a leadership position in all segments of the cardiac surgery market. We began selling the first generation of 3F products in selected international markets in the first half of 2007.

     Products and Markets
     Mechanical Heart Valve market: The ATS Open Pivot® Heart Valve (“ATS Open Pivot”) was designed to be an evolutionary improvement upon other available mechanical heart valves by incorporating a pivot consisting of protruding spheres upon which the leaflets of the valve pivot to open and close. This unique open pivot was designed to eliminate the cavity created by the pivot of other bileaflet valves and to improve blood flow through the valve while minimizing the potential for clot formation. We began selling the ATS Open Pivot Heart Valve in international markets in 1992. In October 2000, we received FDA approval to sell the ATS Open Pivot Heart Valve in the United States. More than 140,000 of our ATS Open Pivot Heart Valves have been implanted in patients worldwide since its introduction.
     CarboMedics, Inc., (“CarboMedics,” f/k/a Sulzer CarboMedics) developed the basic design from which the ATS Open Pivot Heart Valve evolved. CarboMedics is a large and experienced manufacturer of pyrolytic carbon components used in mechanical heart valves. CarboMedics has also designed, patented and commercialized mechanical valves that compete with the ATS Open Pivot Heart Valve. CarboMedics offered to license a patented and partially developed valve to us if we would complete the development of the valve and agree to purchase carbon components from CarboMedics. We hold an exclusive, royalty-free, worldwide license to an open pivot, bileaflet mechanical heart valve design from which the ATS Open Pivot Heart Valve has evolved. In addition, we have an exclusive, worldwide right and license to use CarboMedics’ pyrolytic carbon technology to manufacture components for the ATS Open Pivot Heart Valve, and a non-exclusive worldwide right and license to use the technology to produce pyrolytic carbon components for other devices and manufacturers, including, after 2008, other heart valve manufacturers.
     In order to pursue our mission to create a diversified cardiac surgery-focused company, we have entered into several agreements, commencing in 2004, for the development, marketing and distribution of additional cardiac surgery-related medical devices and services. The marketing and sales of these products leverage both our sales and marketing infrastructure and broaden our relationships with cardiac surgeons. Sales from these new products grew to 18% of our total revenue in 2006, up from 10% of our total revenue in 2005. We had no revenue from these new products in 2004. These new product additions to our portfolio include products for the surgical treatment of cardiac arrhythmias, allograft tissue for cardiovascular procedures, valve repair products and surgical accessories. Our acquisition of 3F in 2006 provides us with access to its portfolio of tissue heart valves.
     Tissue Heart Valve market: The first generation of 3F tissue valves, the ATS 3F Aortic Bioprosthesis™, has received CE Mark and is available for sale in certain international jurisdictions. We commenced a commercial launch of the ATS 3F Aortic Bioprosthesis in international markets in the first half of 2007. We expect to launch the ATS 3F Aortic Bioprosthesis subject to FDA approval of our pre-market approval application, in the United States during the fourth quarter of 2007 or the first quarter of 2008. Our next generation tissue valves, the Enable and Entrata valves, are intended to reduce (Enable) and eliminate (Entrata) the time a patient undergoing heart valve replacement is on a heart and lung bypass machine. The Enable and Entrata valves are currently undergoing clinical and preclinical evaluations, respectively.
     Heart Valve Repair market: In June 2005, we entered into an exclusive development, supply and distribution agreement with Genesee BioMedical, Inc., under which Genesee BioMedical develops, manufactures and supplies cardiac surgical products, including valve repair products and accessories, and we have the exclusive worldwide rights to market and sell these products. Sales of these products commenced in the first quarter of 2006. The repair segment of heart valve therapy totals $132 million and is growing at a rate of approximately 6% per year, according to Millennium Research Group 2006.
     Surgical Atrial Fibrillation Cardiac Ablation market: In November 2004, we completed a global partnership agreement with CryoCath to market CryoCath’s surgical cryotherapy products for the ablation of cardiac arrhythmias. The agreement with CryoCath resulted in revenues for ATS commencing in the first quarter of 2005. To date, our revenues in this market have been derived from two devices, marketed under the tradenames Surgifrost and Frostbyte, which are used only in connection with another cardiac procedure on an open chest with the patient on heart lung bypass. We are currently developing and evaluating clinically the Surgifrost XL, a standalone minimally invasive approach to cardiac ablation which would be performed through smaller incisions on a beating heart. We expect to commence a limited market launch of the Surgifrost XL in the second half of 2007. As described above under “Acquisition of Certain Assets of CryoCath Technologies,” we acquired the assets of this business on June 28, 2007. The ablation market within cardiac surgery is currently estimated to total approximately $100 million and is growing at over 38% annually, according to Health Research International 2007.
     Surgical Accessories: During 2005, we entered into an agreement to market a new, proprietary line of minimally invasive cardiac surgery tools for application in robotic heart valve surgery. In connection with this agreement, we introduced our ATS Medical® Thoracic Port System in the third quarter of 2005. During 2006, we entered into a distribution agreement with Novare Surgical Systems Inc. under which we obtained the exclusive distribution rights to Novare’s Enclose Anastomosis Assist device, a product designed to simplify the surgical process of attaching a coronary bypass graft to the aorta during coronary bypass surgery. We recognized our first sales of the Enclose product in the fourth quarter of 2006.
     Cardiovascular Allograft Tissue Valve market: In June 2005, we entered into a marketing services agreement with Regeneration Technologies, Inc. — Cardiovascular (“RTI-CV,” a/k/a Alabama Tissue Center), a subsidiary of Regeneration Technologies, Inc. Under this agreement, we are marketing and servicing RTI–CV processed cardiovascular allograft tissue. First sales of this product commenced in the third quarter of 2005. In January 2007, our marketing services agreement with RTI was amended as a result of RTI’s sale of their cardiac tissue processing business. The amended agreement provides for a reduction in the performance criteria, an increase in commission rates, a minimum annual commission amount, and a reduction in the term of the agreement by 6 months to December 31, 2007.
     Our principal executive offices are located at 3905 Annapolis Lane, Suite 105, Minneapolis, Minnesota 55447, and our telephone number is (763) 553-7736.
The Offering

Issuer	ATS Medical, Inc.

Selling Shareholder	Alta Partners VIII, L.P., which purchased our shares and warrants in June 2007.

Securities Offered	11,760,000 shares of our common stock, which includes 1,960,000 shares which may be issuable to the selling shareholder named in this prospectus upon the exercise of the warrants in accordance with the terms of the warrants.

Use of Proceeds	We will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling shareholder. Upon any exercise of the warrants by payment of cash, we will receive the exercise price of the warrants, which will be used for general corporate purposes.

Warrants

Exercise	The warrants will be exercisable for cash or, upon shareholder approval, shares of our common stock at an initial exercise price of $1.65 per share, subject to adjustment upon certain events. If we do not receive shareholder approval to issue shares of common stock upon exercise of the warrants, then the warrants will become exercisable on June 28, 2008, and the warrantholder will be entitled to receive, upon exercise of the warrants, cash from ATS in an amount equal to the difference between the then-current fair market value of the shares of our common stock underlying the warrants and the aggregate exercise price of the warrants. If we receive shareholder approval to issue shares of common stock upon exercise of the warrants, then the warrants will become exercisable upon receipt of such shareholder approval and the holder will be entitled to receive shares of common stock upon exercise of the warrants.

Expiration	The warrants will expire at 5:00 p.m., New York City time, on June 28, 2014.

Trading	The underlying common stock has been registered under the Securities Act of 1933, as amended (the “Securities Act”). Currently, there is no public market for the warrants, and we cannot assure you that any such market will develop.

The warrants will not be listed on any securities exchange or included in any automated quotation system.

Risk Factors	An investment in the common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 for a discussion of certain factors that you should consider when evaluating an investment in the common stock.

Our articles of incorporation authorize the issuance of 100,000,000 shares of common stock, which is sufficient for us to deliver shares upon exercise of the warrants.

Nasdaq Global Market Symbol	ATSI

RISK FACTORS
     You should carefully consider the following risks before you decide to buy our common stock or warrants. You should also consider the information in this prospectus as well as the other documents incorporated by reference.
If our mechanical heart valve does not achieve widespread market acceptance in the United States, our operating results will be harmed and we may not achieve profitability.
     Our success will depend, in large part, on the medical community’s acceptance of the ATS mechanical heart valve in the United States, which is the largest revenue market in the world for heart valves. The U.S. medical community’s acceptance of the ATS heart valve will depend upon our ability to demonstrate the safety and efficacy, advantages, long-term clinical performance and cost-effectiveness of the ATS heart valve as compared to other prosthetic heart valves. We cannot predict whether the U.S. medical community will accept the ATS heart valve or, if accepted, the extent of its use. Negative publicity resulting from isolated incidents involving the ATS heart valve or other prosthetic heart valves could have a significant adverse effect on the overall acceptance of our heart valve. If we encounter difficulties developing a market for the ATS heart valve in the United States, we may not be able to increase our revenue enough to achieve profitability, and our business and operating results will be seriously harmed.
We currently rely on the ATS heart valve as our primary source of revenue. If we are not successful in selling this product, our operating results will be harmed.
     While we commenced marketing additional products during 2005 that totaled 18% of net revenues for the year ended December 31, 2006 there can be no assurance that these new products will decrease our dependence on the sales of mechanical heart valves. Increasing revenues from new products cannot be guaranteed. Even if we were to develop additional products, regulatory approval would likely be required to sell them. Clinical testing and the approval process itself are very expensive and can take many years. Adverse rulings by regulatory authorities, product liability lawsuits, the failure to achieve widespread U.S. market acceptance, the loss of market acceptance outside of the United States, or other adverse publicity may significantly and adversely affect our sales of the ATS heart valve, and, as a result, would adversely affect our business, financial condition and operating results.
The anticipated benefits associated with our recent acquisitions may not be realized.
     We completed the acquisition of 3F on September 29, 2006 and the acquisition of the surgical cryoablation assets of CryoCath on June 28, 2007. We expect that these acquisitions will result in several benefits, including, among others, an expanded heart value product line in connection with the acquisition of the tissue heart valve business of 3F, an enhanced owned product portfolio and opportunity to leverage our revenues and margins under our pre-existing distribution and agent agreements in connection with the CryoCath acquisition, and cross-selling opportunities, enhanced technology, cost savings and operating efficiencies in connection with both acquisitions. However, achieving the anticipated benefits of these acquisitions is subject to a number of uncertainties, including whether 3F’s development-stage products are ultimately marketable, whether we can commercialize the acquired CryoCath development project related to treatment of arrhythmias on a stand-alone minimally invasive basis, whether we are able to gain regulatory approvals to commercialize products manufactured within our own facility, whether we are able to integrate the businesses in an efficient and effective manner and general competitive factors in the marketplace. Failure to achieve the anticipated benefits of these acquisitions could result in decreases in the amount of expected revenues, increased costs and diversion of management’s time and energy, and could materially impact our business, financial condition and operating results.
We may have difficulty integrating recently acquired businesses and may incur substantial costs in connection with the integration process.
     Integrating the operations of 3F and the surgical cryoablation business of CryoCath into our existing business will be a complex, time-consuming and expensive process. Before these acquisitions, ATS and 3F, as well as ATS and the surgical cryoablation assets of CryoCath, were operated independently, each with its own products, customers, employees, culture and systems. We may experience material unanticipated difficulties or expenses in connection with the integration of these acquired businesses into ATS due to various factors, including:
•	our current lack of expertise and experience in manufacturing the CryoCath products because we did not acquire any employees from CryoCath in connection with the acquisition of the surgical cryoablation business of CryoCath;

•	costs and delays in implementing manufacturing systems and procedures in connection with the acquisition of the CryoCath assets;

•	difficulties in transitioning manufacturing from the CryoCath facilities into our corporate facility;

•	difficulties retaining and integrating management and other key employees of 3F in connection with the 3F acquisition;

•	challenges associated with integrating the acquired business’s products and operations into our facility and business;

•	diversion of management resources from the business of the combined company and integration activities;

•	reduction or loss of customer sales due to the potential for market confusion, hesitation and delay; and

•	difficulty in combining distribution arrangements for the combined company’s products and services.
     We have limited experience in integrating operations on the scale represented by these acquisitions, and it is not certain that we can successfully integrate the acquired businesses in a timely or efficient manner, or at all, or that any of the anticipated benefits of the acquisitions will be realized. Failure to do so could have a material adverse effect on our business, financial condition and operating results.
     In addition, many of the factors listed above are outside our control. The time and expense associated with converting the businesses into a single, combined company may exceed management’s expectations and limit or delay the intended benefits of the transaction. To the extent any of these events occur, the benefits of the transaction may be reduced, at least for a period of time. In addition, it is possible that unexpected transaction costs, such as taxes, fees or professional expenses, or unexpected future operating expenses, such as increased personnel costs, as well as other types of unanticipated adverse developments, could have a material adverse effect on our business, financial condition and operating results.
In 2002, we began using a combination of direct sales persons and independent manufacturing representatives to sell our valves in the United States. If our U.S. sales strategy is not successful, we will not be able to continue our operations as planned.
     Our sales approach for the sale of the ATS heart valve in the United States consists primarily of direct salespersons with a few independent manufacturers’ representatives. We will need to continue to expend significant funds and management resources to develop and maintain this hybrid sales force. We believe that there is significant competition for sales personnel and independent manufacturing representatives with the advanced sales skills and technical knowledge we need. If we are unable to recruit, retain and motivate qualified personnel and representatives, U.S. sales of the ATS heart valve could be adversely affected. The loss of key salespersons or independent manufacturer’s representatives could have a material adverse effect on our sales or potential sales to current customers and prospects serviced by such salespersons or representatives. Further, we cannot assure the successful expansion of our network of independent manufacturer’s representatives on terms acceptable to ATS, if at all, or the successful marketing of our products by our hybrid sales force. To the extent we rely on sales through independent manufacturer’s representatives, any revenues we receive will depend primarily on the efforts of these parties. We do not control the amount and timing of marketing resources that these third parties devote to our product. If our U.S. sales strategy is not successful, we may be forced to change our U.S. sales strategy again. Any such change could disrupt sales in the United States. Further, any change in our U.S. sales strategy could be expensive and would likely have a material adverse impact on our operating results.
We currently depend on the marketing and sales efforts of international independent distributors.
     The ATS mechanical and tissue heart valves are sold internationally through independent distributors. The loss of an international distributor could seriously harm our business and operating results if a new distributor could not be found on a timely basis in the relevant geographic market. We do not control the amount and timing of marketing resources that these third parties devote to our product. Furthermore, to the extent we rely on sales through independent distributors, any revenues we receive will depend primarily on the efforts of these parties.
We are dependent upon sales outside the United States, which are subject to a number of risks including a drop in sales due to currency fluctuations.
     For the year ended December 31, 2006, 61% of our net sales were derived from international operations. We expect that international sales will account for a substantial majority of our revenue until the ATS mechanical heart valve receives wider market acceptance from U.S. customers and until 3F obtains pre-market approval to sell its 3F Aortic Bioprosthesis or other products in the United States. Accordingly, any material decrease in foreign sales may materially and adversely affect our operating results.
     We sell in U.S. dollars to most of our customers abroad. An increase in the value of the U.S. dollar in relation to other currencies can and has adversely affected our sales outside of the United States. In prior years, the decrease in sales was due primarily to the change in the value of the U.S. dollar against the Euro, as well as competitor price pressure. Our dependence on sales outside of the United States will continue to expose us to U.S. dollar currency fluctuations for the foreseeable future.
     Our future operating results could also be harmed by risks inherent in doing business in international markets, including:
•	unforeseen changes in regulatory requirements and government health programs;

•	weaker intellectual property rights protection in some countries;

•	new export license requirements, changes in tariffs or trade restrictions;

•	political and economic instability in our target markets;

•	greater difficulty in collecting payments from product sales; and

•	lengthy/extended credit terms
We have a history of net losses. If we do not have net income in the future, we may be unable to continue our operations.
     We are not currently profitable and have a very limited history of profitability. We had net losses of approximately $16.6 million for the 2004 fiscal year, $14.4 million for the 2005 fiscal year and $27.7 million for the 2006 fiscal year. As of December 31, 2006, we had an accumulated deficit of approximately $109.6 million. We expect to incur significant expenses over the next several years as we continue to devote substantial resources to the commercialization and marketing of the ATS heart valve in the United States. We will not generate net income unless we are able to significantly increase revenue from U.S. sales. If we continue to sustain losses, we may not be able to continue our business as planned.
     In addition, if the benefits of the merger with 3F and our acquisition of the surgical cryoablation assets of CryoCath do not exceed the associated costs, the combined company could be adversely affected by incurring additional or even increased losses from its operations. Our ability to succeed after the merger with 3F and acquisition of the surgical cryoablation assets of CryoCath depends on making our combined operations profitable through increased revenue and reduced expenses for the combined company. If we fail to make our combined operations profitable through increased revenue and decreased expenses, it would harm our business, financial condition and operating results.
Purchase accounting treatment of the merger with 3F and acquisition of the surgical cryoablation assets of CryoCath could result in net losses for the foreseeable future.
     We have accounted for the merger with 3F and purchase of the surgical cryoablation assets of CryoCath using the purchase method of accounting. For the 3F acquisition, the estimated market value of shares of our common stock issued in the merger and the amount of the merger transaction costs was recorded as the cost of acquiring 3F. For the acquisition of the surgical cryoablation assets of CryoCath, the initial purchase price recorded was equal to the initial cash consideration paid to CryoCath, plus the amount of transaction costs and the present value of the cash payment due to CryoCath two years from closing. In each case, the cost has been allocated to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trademarks and tradenames, based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair market value of the net assets has been allocated as goodwill. The amount of the initial purchase price currently allocated to goodwill and the other intangible assets in connection with the acquisition of 3F is approximately $12.2 million. The preliminary amount of the initial purchase price to be allocated to goodwill and other intangible assets in connection with the purchase of the surgical cryoablation assets of CryoCath is approximately $22.6 million. Our estimates are based upon currently available information and assumptions that we believe are reasonable. We continue the process of gathering information to finalize the valuation of certain assets, primarily the valuation of acquired intangible assets. However, there can be no assurance that the actual useful lives will not differ significantly from the current estimates. The amortization of other intangible assets could result in net losses for ATS for the foreseeable future, which could have a material adverse effect on the market value of our common stock.
If we do not receive shareholder approval to issue an equity warrant to Alta in exchange for their cash warrant, our cash balances may be insufficient to settle the cash liability upon exercise, we may need to raise additional equity or incur debt to settle this liability and our earnings may be adversely affected
     The form of warrant issued to Alta in connection with the related equity financing is that of a cash warrant. If we do not receive shareholder approval to issue shares of common stock upon Alta’s exercise of its warrants, then the warrants will become exercisable beginning on June 28, 2008, and the warrantholder will be entitled to receive, upon exercise of the warrants, cash from ATS in an amount equal to the difference between the then-current fair market value of the shares of our common stock underlying the warrants and the aggregate exercise price of the warrants. If we receive shareholder approval to issue shares of common stock upon exercise of the warrants, then the warrants will become exercisable upon receipt of such shareholder approval, and the holder will be entitled to receive shares of common stock upon exercise of the warrants. If we are unable to obtain shareholder approval, we may need to raise additional debt or equity to settle this liability. In addition, generally accepted accounting principles in the United States require us to mark to market the value of cash warrants on a periodic basis until we obtain shareholder approval to issue shares of our common stock upon exercise of such warrants. As a result, until we receive shareholder approval, which cannot be assured, we will continue to recognize changes in the fair value of the warrants in our profit and loss statement during each reporting period, which may have an adverse impact on our earnings.
We have a history of regularly raising funds and incurring debt to fund net losses. If our current cash and investment balances are inadequate to carry us to profitability, we may need to raise equity or incur debt in the future.
     During the last three years, we have completed financings to fund our operations. If our future operations require greater cash than our current balances, we would again be required to raise equity or issue debt. Furthermore, there may be delays in obtaining necessary governmental approvals of our products or introducing products to market or other events that may cause actual cash requirements to exceed those for which we have budgeted. In such event, we would need additional financing. If we were unable to raise these funds, we may not be able to continue our business as planned.

The market for prosthetic heart valves is highly competitive, and a number of our competitors are larger and have more financial resources. If we do not compete effectively, our business will be harmed.
     The market for prosthetic heart valves is highly competitive. We expect that competition will intensify as additional companies enter the market or modify their existing products to compete directly with us. Our primary competitor in mechanical heart valves, St. Jude Medical, Inc., currently controls approximately 50% of the worldwide market. Edwards Lifesciences PVT, Inc., our primary competitor in the tissue heart valve market, currently controls approximately 60% of the worldwide market. Many of our competitors have long-standing FDA approval for their valves and extensive clinical data demonstrating the performance of their valves. In addition, they have greater financial, manufacturing, marketing and research and development capabilities than we have. For example, many of our competitors have the ability, due to their internal carbon manufacturing facilities and economies of scale, to manufacture their heart valves at a lower cost than we can manufacture our ATS heart valve. Our primary competitor has recently used price as a method to compete in several international markets. If heart valve prices decline significantly, we might not be able to compete successfully, which would harm our business, financial condition and operating results.
Our future results will be harmed if the use of mechanical heart valves declines or if our tissue heart valves cannot be successfully marketed.
     Our business could suffer if the use of mechanical heart valves declines. Historically, mechanical heart valves have accounted for over two-thirds of all heart valve replacements. Recently, there has been an increase in the use of tissue valves. We estimate that mechanical heart valves are currently being used in 30% to 65% of all heart valve replacements, depending on the geographic market, down from 65% to 75% roughly ten years ago. We believe the tissue manufacturers’ claims of improvements in tissue valve longevity and an increase in the average age of valve patients have contributed to the recent increase in the use of tissue valves. In addition, there can be no guarantee that we will be able to successfully market and sell our tissue heart valves or that our tissue heart valves will be approved or gain market acceptance.
Our business may be adversely affected if we are unable to maintain our strategic distribution arrangements.
     In 2006, revenues from non-mechanical heart valve products increased to 18% of total revenue from 0% in 2004. Some of our distributed products contain performance criteria which we must satisfy to retain our rights under these arrangements. Additionally, these arrangements provide certain circumstances under which our rights may be terminated (i.e. change-in-control). If we are unable to maintain these arrangements, our business, financial condition and operating results may be adversely affected.
We ultimately may experience a delay in introducing, or may not successfully complete development of, products that are currently under development, resulting in harm to our business.
     We are in the process of developing certain products, including but not limited to, the Enable and Entrata products. The Enable product is currently in the early phases of clinical trials, and the Entrata product is still under development. Successfully completing the development of these products and technologies presents substantial technical, medical and engineering challenges, as well as regulatory hurdles. In 2006, ongoing clinical trial results in Europe resulted in our undertaking a review of the Enable valve cuff design. We may not successfully complete the development of these products, or these products may fail to work in the manner intended. If we are unable to successfully develop the products that are currently under development, we may suffer financial difficulties, which may have a material adverse effect on our business, financial condition and operating results.
New products or technologies developed by others could render our product obsolete.
     The medical device industry is characterized by significant technological advances. Several companies are developing new prosthetic heart valves based on new or potentially improved technologies. Significant advances are also being made in surgical procedures, which may delay the need for replacement heart valves. A new product or technology may emerge that renders the ATS heart valve noncompetitive or obsolete. This could materially harm our operating results or force us to cease doing business altogether.

The acquisition of the surgical cryoablation assets of CryoCath may result in a loss of customers and suppliers.
     Some customers may seek alternative sources of products and/or services after the acquisition of the CryoCath surgical cryoablation business due to, among other reasons, a desire not to do business with the combined company or perceived concerns that the combined company may not continue to support and develop certain product lines. The combined company could experience some customer attrition after the merger. Difficulties in combining operations also could result in the loss of providers and potential disputes or litigation with customers, providers or others.
We license patented technology and other proprietary rights from CarboMedics. If these agreements are breached or terminated, our right to manufacture the ATS mechanical heart valve could be terminated.
     Under our carbon technology agreement with CarboMedics, we have obtained a license to use CarboMedics’ pyrolytic carbon technology to manufacture components for the ATS heart valve. If this agreement is breached or terminated, we would lose our right to manufacture components for the ATS heart valve. If our inventory is exhausted and we do not have any other sources of carbon components, we would be forced to cease selling mechanical heart valves.
A delay or interruption in our manufacturing of pyrolytic carbon components could delay product delivery or force us to cease operations.
     Although we anticipate that our manufacturing capacity will be sufficient to meet our current and foreseeable carbon component needs, if our inventory is exhausted and we are unable to manufacture carbon components, it is unlikely that we will be able to obtain the necessary carbon components from any other source. If we are unable to obtain these carbon components from other sources, we could be forced to reduce or cease operations.
Because we lack manufacturing experience, we may not realize the expected cost savings related to manufacturing our own products. In addition, we could experience production delays and significant additional costs.
     Under our agreement with CarboMedics, we have been granted an exclusive worldwide license to manufacture pyrolytic carbon components for the ATS heart valve, and under our manufacturing transition services agreement with CryoCath, we will purchase products for the surgical cryoablation business from CryoCath during the transition period. We cannot be certain that we will be able to manufacture pyrolytic carbon components and develop internal manufacturing capabilities in connection with the acquisition of the CryoCath assets in a cost-effective manner. We have limited experience manufacturing pyrolytic carbon and no experience manufacturing products for the surgical cryoablation business, and our inability to manufacture these products in a cost-effective manner could adversely affect our business and results of operations. In addition, in the future as we continue to increase production, we may encounter difficulties in maintaining and expanding our manufacturing, including problems involving:
•	production yields;

•	quality control;

•	per unit manufacturing costs;

•	shortages of qualified personnel; and

•	compliance with FDA and international regulations and requirements regarding good manufacturing practices.
     Difficulties encountered by us in establishing or maintaining a commercial-scale manufacturing facility may limit our ability to manufacture our cryoablation products and therefore could seriously harm our business, financial condition and operating results.

We are reliant upon CryoCath for the supply of products of our surgical cryoablation assets.
     We currently purchase all of the products of our surgical cryoablation business from CryoCath. Any adverse changes in the operations, employee relations, solvency or compliance with laws and regulations by CryoCath may have a material adverse impact on the supply of the products we purchase from them. Additionally, CryoCath manufactures their own products for commercial sale, and our products are subject to production and scheduling constraints that may be the result of growth of their core business. If CryoCath is unable to provide product quantities in quantities sufficient to meet our demand, our business, earnings and financial position may be materially harmed.
Our business could be seriously harmed if third-party payers do not reimburse the costs for our heart valve.
     Our ability to successfully commercialize the ATS mechanical heart valve, our tissue heart valves, surgical cryoablation devices and other products depends on the extent to which reimbursement for the cost of our product and the related surgical procedure is available from third-party payers, such as governmental programs, private insurance plans and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and procedures that they consider not to be cost-effective or are used for a non-approved indication. The failure by physicians, hospitals and other users of our products to obtain sufficient reimbursement from third-party payers would seriously harm our business, financial condition and operating results.
     In recent years, there have been numerous proposals to change the health care system in the United States. Some of these proposals have included measures that would limit or eliminate payment for medical procedures or treatments. In addition, government and private third-party payers are increasingly attempting to contain health care costs by limiting both the coverage and the level of reimbursement. In international markets, reimbursement and health care payment systems vary significantly by country. Furthermore, we have encountered price resistance from government-administered health programs. Significant changes in the health care system in the United States or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could have a material adverse effect on our business, financial condition and operating results.
We may face product liability claims, which could result in losses in excess of our insurance coverage and which could negatively affect our ability to attract and retain customers.
     The manufacture and sale of mechanical heart valves and tissue heart valves entails significant risk of product liability claims and product recalls. Both mechanical heart valves, tissue heart valves and valve repair products are life-sustaining devices, and the failure of any valve or repair product usually results in the patient’s death or need for re-operation. A product liability claim or product recall, regardless of the ultimate outcome, could require us to spend significant time and money in litigation or to pay significant damages and could seriously harm our business. We currently maintain product liability insurance coverage in an aggregate amount of $25 million. However, we cannot be assured that our current insurance coverage is adequate to cover the costs of any product liability claims made against us. Product liability insurance is expensive and does not cover the costs of a product recall. In the future, product liability insurance may not be available at satisfactory rates or in adequate amounts. A product liability claim or product recall could also materially and adversely affect our ability to attract and retain customers.
Our business would be adversely affected if we are not able to protect our intellectual property rights.
     Our success depends in part on our ability to maintain and enforce our patents and other proprietary rights. We rely on a combination of patents, trade secrets, know-how and confidentiality agreements to protect the proprietary aspects of our technology. These measures afford only limited protection, and competitors may gain access to our intellectual property and proprietary information. The patent positions of medical device companies are generally uncertain and involve complex legal and technical issues. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could be costly and divert our attention from the growth of the business. We cannot assure you that our patents and other proprietary rights will not be successfully challenged, or that others will not independently develop substantially equivalent information and technology or otherwise gain access to our proprietary technology.

We may be sued by third parties claiming that our products infringe on their intellectual property rights. Any such suits could result in significant litigation or licensing expenses or we might be prevented from selling our product.
     We may be exposed to future litigation by third parties based on intellectual property infringement claims. Any claims or litigation against us, regardless of the merits, could result in substantial costs and could harm our business. In addition, intellectual property litigation or claims could force us to:
•	cease manufacturing and selling our product, which would seriously harm us;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; or

•	redesign our product, which could be costly and time-consuming.
We may encounter litigation that could have a material impact on our business.
     In January 2007, we were served with a complaint filed by CarboMedics alleging that we have breached certain contractual obligations, including an alleged obligation to purchase $22 million of carbon components under a long-term supply agreement with CarboMedics. The complaint seeks specific enforcement of the supply agreement, revocation of certain intellectual property rights purchased by ATS from CarboMedics, and monetary damages in excess of $75,000. We have filed our answer to the complaint, including certain counterclaims against CarboMedics. A trial date has been set for September 2008. If we are ultimately found to be in breach of the terms of our supply agreement with CarboMedics, we may be required to spend $22 million on carbon components from CarboMedics at per unit prices significantly higher than our cost of manufacturing such components. Moreover, this excess supply of components could cause us to cease manufacturing our own parts temporarily which may cause us to incur an impairment charge relating to the CarboMedics carbon technology license intangible asset.
         In addition to the CarboMedics litigation described above, we may be subject to product liability claims, intellectual property infringement claims or other lawsuits, proceedings and claims arising in the ordinary course of business or otherwise. Although we do not believe that any lawsuits, claims or proceedings arising in the ordinary course of business will have a material adverse impact on our business, operating results or financial condition, it is possible that unfavorable resolutions of any lawsuits, claims or proceedings could have an adverse effect on our business, results of operation or financial condition because of the uncertainty inherent in litigation.
We are subject to extensive governmental regulation, which is costly, time consuming and can subject us to unanticipated delays or could ultimately preclude us from marketing and selling our products.
     Our heart valves, surgical cryoablation products and other products and our manufacturing activities are subject to extensive regulation by a number of governmental agencies, including the FDA and comparable international agencies, as well as other federal, state, local and international authorities. We are required to:
•	obtain the approval of the FDA or international regulatory authorities where our products are not yet marketed;

•	after obtaining approval or clearance of the FDA or international regulatory authorities, maintain the approval of the FDA and international regulatory authorities to continue selling and manufacturing our heart valves;

•	satisfy content requirements for all of our labeling, sales and promotional materials;

•	comply with manufacturing and reporting requirements; and

•	undergo rigorous inspections by these agencies.

     Compliance with the regulations of these governmental authorities may delay or prevent us from introducing any new or improved products. The governmental authorities in charge of making and implementing these laws or related regulations may change the laws, impose additional restrictions, or adopt interpretations of existing laws or regulations that could have a material adverse effect on us. Violations of these laws or regulatory requirements may result in fines, marketing restrictions, product recall, withdrawal of approvals and civil and criminal penalties. We also may incur substantial costs associated with complying and overseeing compliance with the laws and regulations of these governmental authorities.
     We ultimately may not be able to obtain the necessary governmental approvals or clearances in the United States or other jurisdictions, including FDA and CE approvals and clearances, for products that are now under development, including our 3F Aortic Bioprosthesis, Enable and Entrata products and surgical cryoablation products designed for standalone minimally invasive procedures. Obtaining these governmental approvals or clearances is uncertain, and the regulatory approval process is likely to be time-consuming and expensive. If we are unable to obtain such governmental approvals or clearances, then our ability to market and sell products currently under development may be delayed or may never occur. Our potential inability to market and sell our products currently under development, together with the potential expenses associated with obtaining the necessary governmental approvals or clearances, may cause us to suffer financial difficulties, which could have a material adverse effect on our business, financial condition and prospects.
The price of our common stock has been volatile, which may result in losses to investors.
     Historically, the market price of our common stock has fluctuated over a wide range and it is likely that the price of our common stock will fluctuate in the future. The market price of our common stock could be impacted by the following:
•	the success of our management in operating ATS effectively;

•	the failure of our heart valves to gain market acceptance in the United States;

•	announcements of technical innovations or new products by our competitors;

•	the status of component supply arrangements;

•	changes in reimbursement policies;

•	government regulation;

•	developments in patent or other proprietary rights;

•	public concern as to the safety and efficacy of products developed by us or others; and

•	general market conditions.
     In addition, due to one or more of the foregoing factors, in future years our operating results may fall below the expectations of securities analysts and investors. In that event, the market price of our common stock could be materially and adversely affected. Finally, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.
Our charter documents and Minnesota law may discourage and could delay or prevent a takeover of our company.
     Provisions of our articles of incorporation, bylaws and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include the following:
•	No cumulative voting by shareholders for directors;

•	The ability of our Board of Directors to control its size, to create new directorships and to fill vacancies;

•	The ability of our Board of Directors, without shareholder approval, to issue preferred stock, which may have rights and preferences that are superior to our common stock;

•	The ability of our Board of Directors to amend the bylaws; and

•	Restrictions under Minnesota law regarding mergers or other business combinations between us and any holder of 10% or more of our outstanding common stock.
USE OF PROCEEDS
     We are registering these shares pursuant to the registration rights granted to the selling shareholder. We are not selling any securities under this prospectus and will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling shareholder. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants, which will be used for general corporate purposes.
     We have agreed to pay all costs, expenses and fees relating to registering the shares of our common stock referenced in this prospectus. The selling shareholder will pay any brokerage commissions and/or similar charges incurred for the sale of such shares of our common stock.
RECENT DEVELOPMENTS
     On June 19, 2007, we entered into a Common Stock and Warrant Purchase Agreement with Alta Partners VIII, L.P. (the “Investor”), pursuant to which we agreed to issue to the Investor an aggregate of 9,800,000 shares of our common stock (the “Shares”) and a seven-year warrant to purchase up to 1,960,000 shares of common stock at an exercise price of $1.65 per share, or the equivalent cash value thereof, as described below (the “Warrant”).
     On June 28, 2007, we closed the transactions contemplated by the Common Stock and Purchase Agreement, with the Investor paying $1.65 per share for the purchase of the Shares and $0.125 per underlying share for the purchase of the Warrant. The gross proceeds of the sale of the Shares and Warrant was $16,415,000. The proceeds from the sale of the Shares and Warrant pursuant to the Common Stock and Warrant Purchase Agreement, together with a Loan and Security Agreement with Silicon Valley Bank in the amount of $8,500,000 (consisting of a $2.5 million three-year term loan and a two-year $6.0 million line of credit), were used to fund the acquisition of the assets of CryoCath described above. See “Business of ATS Medical, Inc. – Acquisition of Certain Assets of CryoCath Technologies” above.
     Warrant
     Under the terms of the Warrant, dated June 28, 2007, if we do not receive approval of our shareholders at our 2008 annual meeting of shareholders (or any subsequent annual meeting) to issue shares of common stock to the Investor upon exercise of the Warrant, then the Warrant will become exercisable on June 28, 2008, and the Investor will be entitled to receive, upon exercise of the Warrant, cash from ATS in an amount equal to the difference between the then-current fair market value of the shares underlying the Warrant and the aggregate exercise price of the Warrant. If we receive shareholder approval at the 2008 annual meeting of shareholders (or any subsequent meeting) to issue shares of common stock upon exercise of the Warrant, then the Warrant will become exercisable upon receipt of such shareholder approval and the Investor will be entitled to receive shares of common stock upon exercise of the Warrant.
     Registration Rights Agreement
     We also entered into a Registration Rights Agreement, dated June 28, 2007, with the Investor pursuant to which we agreed to prepare and file with the SEC, on or prior to the 30th calendar day following the closing of the issuance of the Shares and the shares of common stock underlying the Warrant (the “Warrant Shares”), a registration statement on Form S-3 (the “Registration Statement”) covering the resale of the Shares and the Warrant Shares, for an offering to be made on a continuous basis pursuant to Rule 415 promulgated by the SEC pursuant to the Securities Act.
     Pursuant to the Registration Rights Agreement, we have agreed to use commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof but, in any event, within (1) 90 days following the filing date of the Registration Statement if the SEC has informed us that no review of the Registration Statement will be made and (2) 120 days following the filing date of the Registration Statement if the SEC has informed us that it will review the Registration Statement. We also have agreed to use our best efforts to keep the Registration Statement continuously effective under the Securities Act until the earlier of the date on which all of the Shares and Warrant Shares have been sold and the date on which all of the Shares and Warrant Shares can be sold publicly under Rule 144(k) promulgated by the SEC pursuant to the Securities Act. If the Registration Statement is not declared effective within the timeframes set forth above, then the Company will be obligated to pay liquidated damages to the Investor in an amount equal to 1% of the aggregate amount invested by the Investor for each 30-day period, or pro rata for any portion thereof, following the date by which the Registration Statement should have been declared effective; provided, however, that the aggregate amount of liquidated damages paid shall not exceed 12% of the aggregate amount invested by the Investor.
DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 100,000,000 shares, par value $.01 per share. The authorized capital stock is divisible into the classes and series, has the designation, voting rights, and other rights and preferences and is subject to the restrictions that the Board of Directors may from time to time establish. Unless otherwise designated, all shares are common stock.
Capital Stock
     The holders of our common stock: (1) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our Board of Directors; (2) are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon liquidation, dissolution or winding up of our affairs; (3) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto; and (4) are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of our common stock now outstanding are fully paid and nonassessable.
     The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of our directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.
     Wells Fargo Bank, National Association is the transfer agent for our common stock.
     Our Board of Directors, without further action by the shareholders, is authorized to issue preferred stock or other senior equity securities in one or more series and, with certain limitations, to determine preferences as to dividends and in liquidation, and conversion, redemption and other rights of each such series. Our Board of Directors could issue a class or series of preferred stock or other senior equity securities with rights more favorable with respect to dividends, voting and liquidation than those held by the holders of our common stock. The issuance of preferred stock or other senior equity securities may have the effect of delaying, deferring or preventing a change in control of ATS. No shares of preferred stock or other senior equity securities are outstanding, and we have no present plans to issue such stock or securities.

Minnesota Anti-Takeover Laws
     We are governed by the provisions of Sections 302A.671, 302A.673 and 302A.675 of the Minnesota Business Corporation Act. These provisions may discourage a negotiated acquisition or unsolicited takeover of us and may deprive our securityholders of an opportunity to sell their shares at a premium over the market price.
     In general, Section 302A.671 provides that a corporation’s shares acquired in a control share acquisition have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is a direct or indirect acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors.
     In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of a corporation’s voting stock, or who is an affiliate or associate of the corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation’s voting stock. Section 302A.673 does not apply if a committee of our Board of Directors consisting of all of our disinterested directors (excluding our current and former officers) approves the proposed transaction or the interested shareholder’s acquisition of shares before the interested shareholder becomes an interested shareholder.
     If a tender offer is made for our stock, Section 302A.675 of the Minnesota Business Corporation Act precludes the offeror from acquiring additional shares of stock (including in acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of the tender offer, unless shareholders selling their shares in the later acquisition are given the opportunity to sell their shares on terms that are substantially the same as those contained in the earlier tender offer. Section 302A.675 does not apply if a committee of our Board of Directors consisting of all of our disinterested directors (excluding our current and former officers) approves the proposed acquisition before any shares are acquired pursuant to the earlier tender offer.
SELLING SHAREHOLDER
     This prospectus relates to the possible resale or other disposition by the selling shareholder of the 9,800,000 Shares and 1,960,000 Warrant Shares that we sold in a private placement. The Shares and Warrant Shares listed below were acquired by the selling shareholder pursuant to a Common Stock and Warrant Agreement, dated June 19, 2007, between the selling shareholder and ATS. The Common Stock and Warrant Purchase Agreement contained customary representations and warranties of ATS and the selling shareholder, as well as a covenant by ATS to register the resale of the shares being purchased thereunder pursuant to a registration statement on Form S-3. The shares of our common stock held by the selling shareholder are being registered for resale by the selling shareholder from time to time. See “Plan of Distribution.” The sale by ATS and purchase by the selling shareholder of the shares listed below was completed on June 28, 2007.
     The following table lists the selling shareholder and presents certain information regarding its beneficial ownership of our common stock as well as the number of shares of our common stock they may sell from time to time pursuant to this prospectus. This table is prepared based on information supplied to us by the selling shareholder, and reflects holdings as of October 2, 2007. As of October 2, 2007, 59,314,768 shares of our common stock were issued and outstanding. As used in this prospectus, the term “selling shareholder” includes the entity listed below and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from the selling shareholder as a gift, pledge or other transfer. The selling shareholder listed below has certified that (i) it purchased the shares in the ordinary course of business, and (ii) at the time of purchase of the shares to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

		Shares of	Shares of
	Shares of	Common	Common
	Common	Stock	Stock	Shares of
	Stock	Offered	Issuable	Common Stock
	Beneficially	Pursuant	Upon	Beneficially Owned
	Owned	to this	Exercise of	After Offering
	Prior to	Offering	Warrants	Number	Percent
Name of Selling Shareholder	Offering	(1)	(1)(2)	(3)	(3)

Alta Partners VIII, L.P. (4)	—	9,800,000	1,960,000	—	—

(1)	This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

(2)	Warrant Shares will not be issuable upon exercise of the Warrant unless and until the issuance of shares upon exercise of the Warrant is approved by ATS shareholders at its next annual meeting (or any subsequent meeting of shareholders). See “Recent Developments – Warrants” above.

(3)	Assumes the sale of all of the Shares and Warrant Shares offered by this prospectus.

(4)	These securities are held of record by Alta Partners VIII, L.P. Alta Partners Management VIII, LLC is the general partner of Alta Partners VIII, L.P. Guy Nohra, Daniel Janney and Farah Champsi are managing directors of Alta Partners Management VIII, LLC and exercise shared voting and investment powers with respect to the shares owned by Alta Partners VIII, L.P. Each of the reporting persons disclaims beneficial ownership of such securities, except to the extent of their proportionate pecuniary interest therein.
PLAN OF DISTRIBUTION
     The selling shareholder of the common stock and any of its pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq Global Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling shareholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling shareholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
     In connection with the sale of the common stock or interests therein, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholder may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholder has informed ATS that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common stock.
     ATS is required to pay certain fees and expenses incurred by it incident to the registration of the shares. ATS has agreed to indemnify the selling shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     Because the selling shareholder may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholder.
     We agreed to use our best efforts to keep this prospectus effective until the earlier of (1) the date on which the shares may be resold by the selling shareholder without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (2) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market-making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholder or any other person. We will make copies of this prospectus available to the selling shareholder and have informed the selling shareholder of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).
EXPERTS
     The consolidated financial statements and schedule as of and for the year ended December 31, 2006 and management’s assessment as to the effectiveness of internal control over financial reporting as of December 31, 2006 incorporated in this prospectus and elsewhere in the registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their reports with respect thereto, and have been so incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.
     The financial statements and schedule of ATS Medical, Inc. at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in ATS Medical, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006 incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
     The validity of the issuance of shares of common stock issued in this offering will be passed upon for ATS by Dorsey & Whitney LLP, Minneapolis, Minnesota.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers like us that file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. Copies of our SEC filings are also available through our website (www.atsmedical.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.
     We have filed with the SEC a registration statement on Form S-3 to register the notes, the warrants and the common stock offered by this prospectus. This prospectus is part of the registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that is in the registration statement and the exhibits and schedules to the registration statement. For further information regarding ATS Medical, Inc., investors should refer to the registration statement and its exhibits and schedules. A copy of the registration statement may be inspected, without charge, at the offices of the SEC at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549, upon the payment of any fees required by the SEC. The registration statement is also available on the SEC’s web site at http://www.sec.gov.
INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the selling shareholder sell all of the shares or the earlier termination of this offering:
•	our annual report on Form 10-K for the fiscal year ended December 31, 2006;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;

•	our current reports on Form 8-K filed on January 26, 2007, January 29, 2007, February 1, 2007, February 2, 2007, February 20, 2007, February 23, 2007, March 5, 2007, March 12, 2007, March 16, 2007, May 9, 2007, June 1, 2007, June 19, 2007, June 25, 2007, July 5, 2007, July 27, 2007, August 7, 2007 and September 14, 2007;

•	any filings under the Exchange Act after the date of the initial registration statement (of which this prospectus forms a part) and prior to effectiveness of the registration statement; and

•	the description of our common stock contained in the registration statement on Form 8-A filed on May 8, 1990, including any amendments or reports filed for the purpose of updating that description.
     You may request a free copy of any of the above filings by writing or calling: Deborah K. Chapman, ATS Medical, Inc., 3905 Annapolis Lane, Minneapolis, MN 55447, (763) 553-7736.
     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.

ATS MEDICAL, INC.
11,760,000 Shares of Common Stock

PROSPECTUS

October 11, 2007